March 5, 2009
Via EDGAR and Federal Express
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:	Mr. John Cash Ms. Sherry Haywood Mr. Dale Welcome Ms. Anne McConnell

Re:	Synthesis Energy Systems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Form 10-K/A for the Fiscal Year Ended June 30, 2008
Definitive Proxy Statement on Schedule 14A filed January 7, 2009
File No. 001-33522
Dear Messrs. Cash and Welcome and Mses. Haywood and McConnell:
            This letter is in response to your letter dated February 4, 2009, to Synthesis Energy Systems, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Annual Report on Form 10-K, as amended, Quarterly Report on Form 10-Q and Definitive Proxy Statement on Schedule 14A. For your convenience, each response is preceded by the Staff’s comment to which the response relates.
Form 10-K for the Fiscal Year Ended June 30, 2008
Item 1. Description of Business, page 1
1.	Comment. In future filings, please disclose the year in which you were organized and your form of organization pursuant to Item 101(a)(1) of Regulation S-K.

Response. The Company will include this information in future filings with the Commission that include a “Description of Business.”

U.S. Securities & Exchange Commission
March 5, 2009

2.	Comment. In future filings, please begin your discussion of your business, as applicable, by indicating the fact that you are in the development stage and have had limited operations.

Response. The Company will include this information in future filings with the Commission that include a “Description of Business.”

3.	Comment. In future filings, please describe who your customers are and your methods of distribution for your products and services.

Response. The Company will include this information in future filings with the Commission that include a “Description of Business.”

4.	Comment. In future filings, please disclose your dependence upon a single customer or a few customers, the loss of which would have a material adverse effect on the business pursuant to Item 101(c)(1)(vii) of Regulation S-K.

Response. The Company will include this information in future filings with the Commission that include a “Description of Business.”
Item 7. Management’s Discussion and Analysis..., page 30
General
5.	Comment. In future filings, please disclose information regarding your critical accounting policies. Please refer to Section V. of Release No. 33-8350, Interpretation — Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations for guidance.

Response. The Company will include this information in future filings with the Commission that include a discussion of the Company’s letters of credit.
Liquidity and Capital Resources, page 33
Off Balance Sheet Arrangements, page 36
6.	Comment. In future filings, please disclose the terms of your letters of credit, including the interest rate, pledged collateral and whether or not you are in compliance with the terms of the agreement.

Response. The Company will include this information in future filings with the Commission that include a discussion of letters of credit.
Item 8. Financial Statements and Supplementary Data, page 39

U.S. Securities & Exchange Commission
March 5, 2009

Note 3 — Current Projects, page 50
Hai Hua Joint Venture, page 50
7.	Comment. Your disclosure states that for the first 20 years, 95% of all net profits and losses of the HH Joint Venture will be distributed to you, and thereafter, the profit distribution percentages will be changed and you will receive 10% of the net profits and losses. It appears from your disclosure that you may be conveying the joint venture to Hai Hua over the 20-year term. In this regard, please explain to us your accounting for this joint venture and the related syngas purchase and sale agreement, particularly as it relates to the change in the profit distribution, and including any consideration given to EITF 01-08, Determining Whether an Arrangement Contains a Lease.

Response. From the date which the Company became involved with the HH Joint Venture through June 30, 2008, the HH Joint Venture was determined to be a variable interest entity, after consideration of the guidance in paragraph 11 of FIN 46(R), due to the equity investment at risk being insufficient to permit it to finance its activities without additional subordinated financing. The Company determined that it was the primary beneficiary and should consolidate the joint venture. In making that determination, the Company considered the change in profit distribution between the Company and Hai Hua after 20 years. The expected negative variability in the fair value of the HH Joint Venture’s net assets was considered to be greater during the first twenty years of the HH Joint Venture’s life, which coincides with the Company’s 95% profit/loss allocation, versus the latter thirty years in which the Company’s profit/loss allocation is reduced to 10%. The Company will include the applicable FIN 46(R) disclosures in future filings.

In addition, the Company considered the factors in paragraph 12 of EITF 01-8 in determining whether the PSA contained a lease. First, the Company was considered to maintain control of the HH Joint Venture plant due to (i) Hai Hua having neither the ability nor the right to operate the plant or direct the HH Joint Venture to operate the plant and (ii) its control of the HH Joint Venture’s board of directors during the initial twenty years of the HH Joint Venture, with five directors to one for Hai Hua, and following the initial twenty years, three directors for each of the Company and Hai Hua. Second, Hai Hua would not have the ability or right to control physical access to the plant, as the plant would be accessible by public roads and the HH Joint Venture would control the access to the physical property. Lastly, the Company concluded that it was more than remote that one or more parties other than Hai Hua would purchase more than a minor amount (considered to be 10%) of the plant’s output during the term of the PSA, based largely on the fact that the projected cash flows to be generated from the payment of the capacity fee under the PSA by Hai Hua would not be sufficient to provide an appropriate return on the Company’s capital costs in the HH Joint Venture. Based on the consideration of these factors, the Company determined that the PSA did not contain a lease within the meaning of EITF 01-8.

U.S. Securities & Exchange Commission
March 5, 2009

Note 7 — Intangible Assets, page 59
8.	Comment. Please tell us and revise future annual and quarterly filings to disclose and discuss your current status and ability to meet each of the requirements under the license agreement with GTI.

Response. As disclosed in Note 7 to the financial statements and in “Business — GTI Agreements — License Agreement” in the Form 10-K for the year ended June 30, 2008, the Company is required to (i) have a contract for the sale of a U-GAS® system with a customer in the territory covered by the license agreement no later than August 31, 2007, (ii) fabricate and put into operation at least one U-GAS® system within the territory covered by the license agreement by July 31, 2008 and (iii) fabricate and put into operation at least one U-GAS® system for each calendar year of the license agreement, beginning with the calendar year 2009. The Company satisfied the obligation to have a contract for the sale of a U-GAS® system no later than August 31, 2007 and fabricate and put into operation at least one U-GAS® system by July 31, 2008 through its contract with Hai Hua. The Company will comply with the Staff’s comment in its future annual and quarterly filings by including its status and satisfaction of the requirements for calendar year 2009 and future years.
Exhibits 31.1 and 31.2
9.	Comment. In future filings, please file the certification exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

Response. The Company will file the certification exactly as set forth in Item 601(b)(31)(i) of Regulation S-K in its future filings with the Commission.
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Item 1. Financial Statements, page 1
10.	Comment. In note 2 you indicated that you adopted SFAS 157. In this regard, please supplementally provide us, and revise future filings to disclose, the information required by paragraph 32 of SFAS 157, as it relates to your marketable securities.

Response. The Company advises the Staff that the following information was included in the Company’s quarterly report on Form 10-Q for the quarter ended December 31, 2008 filed on February 9, 2009 beginning on page 7 thereof:

Effective July 1, 2008, the Company adopted SFAS 157 as it relates to financial assets and financial liabilities. In February 2008, the Financial Accounting Standards Board (“FASB”) issued Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157,” which defers the effective date of SFAS No. 157 by a year for nonfinancial assets

U.S. Securities & Exchange Commission
March 5, 2009

and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Accordingly, the Company will defer the adoption of SFAS 157 for its nonfinancial assets and nonfinancial liabilities until July 1, 2009. The adoption of SFAS 157 is not currently expected to have a material impact on the Company’s financial statements.

As defined in SFAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 requires disclosure that establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 requires that fair value measurements be classified and disclosed in one of the following categories:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
As required by SFAS 157, financial assets and liabilities are classified based on the lowest level of input that is significant for the fair value measurement. The following table summarizes the valuation of the Company’s financial assets and liabilities by pricing levels, as defined by the provisions of SFAS 157, as of December 31, 2008:

	Fair Value as of December 31, 2008 (in thousands)
	Level 1	Level 2		Level 3	Total
Assets:
Certificates of Deposits	$—	$45,579	(1)	—	$45,579	(1)
Money Market Funds	—	54,881	(2)	—	54,881

(1)	Amount comprised of $45.0 million reported as marketable securities, $0.3 million included in other long-term assets and $0.3 million reported as restricted cash on the Company’s consolidated balance sheet.

(2)	Amount included in cash and cash equivalents on the Company’s consolidated balance sheet.
The Company will continue to include this information in future filings with the Commission that include a discussion of our adoption of SFAS 157.

U.S. Securities & Exchange Commission
March 5, 2009

Item 2. Management’s Discussion and Analysis...page 10.
11.	Comment. Given the importance of available funding for the Hai Hua Joint Venture, please revise future filings to include a more specific and comprehensive discussion of the significant covenants in the joint venture’s loan agreement, as well as whether the joint venture is in compliance with such covenants at each balance sheet date.

Response. The Company notes there are no covenants in the joint venture loan agreement and will include such information in future filings that include a discussion of the Hai Hua Joint Venture.
Golden Concord Joint Venture, page 14
12.	Comment. You disclosed in your Form 10-K for the fiscal year ended June 30, 2008 that the remainder of your equity contribution to the Golden Concord Joint Venture was due no later than September 3, 2009. However, in your Form l0-Q for the fiscal quarter ended September 30, 2008, you disclosed that the additional equity contribution won’t be funded until acceptable financing can be obtained. Please tell us and clarify in future filings:
•	why there was a change in the requirement for the additional equity contribution;

•	if/when you expect acceptable financing to be obtained;

•	if/how the lack of acceptable financing will impact the joint venture; and

•	if/how the lack of acceptable funding may impact your future operations.
Response. The Company informs the Staff that:
•	the requirement for an additional capital contribution was changed due to the inability to obtain debt financing;

•	given existing market conditions, the Company is unable to project when or if acceptable financing will be obtained;

•	an inability to obtain acceptable financing will prevent any future development of the joint venture; and

•	the Company is unable to determine what impact if any the lack of acceptable funding will have on its future operations, other than preventing the future development of the joint venture.

U.S. Securities & Exchange Commission
March 5, 2009

          The Company has included this information in its quarterly report on Form 10-Q for the quarter ended December 31, 2008 filed on February 9, 2009 on pages 10 and 18 thereof and will continue to include this information as appropriate in future filings with the Commission.
YIMA Project and North American Coal, pages 14 and 15
13.	Comment. In regard to YIMA and North American Coal, please revise future filings to provide more specific information regarding the actual steps and the anticipated timing of each step necessary to form and continue each joint venture/development project. Please also address if/how not successfully completing each step could impact your future operations.

Response. In response to the Staff’s comment, the Company included this information in its quarterly report on Form 10-Q for the quarter ended December 31, 2008 filed on February 9, 2009 on pages 9 and 18 — 20 and will continue to include such information in future filings that include a discussion of the development agreement.
Expiration of Development Agreement with CONSOL Energy, page 15
14.	Comment. In regard to the expiration of the development agreement with CONSOL Energy, please tell us and revise future filings to address the reasons why a formal joint venture agreement was not entered into and if/how not entering into such an agreement has impacted or may impact your future operations.

Response. The Company informs the Commission that the development agreement with CONSOL Energy expired according to its own terms. The Company did not attempt to extend the agreement due to the current market conditions which have made further development and financing of this project impractical. In response to the Staff’s comment, the Company included this information in its quarterly report on Form 10-Q for the quarter ended December 31, 2008 filed on February 9, 2009 on pages 10 and 19 and will continue to include such information in future filings that include a discussion of the development agreement.
Outlook, page 15
15.	Comment. Please address the recent global economic downturn and its current and expected future impact on your operations, financial position and liquidity. Additionally, please expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events to impact your sources and uses of liquidity.

Response. In response to the Staff’s comment, the Company included this information in its quarterly report on Form 10-Q for the quarter ended December 31, 2008 filed on

U.S. Securities & Exchange Commission
March 5, 2009

February 9, 2009 on page 20 and will continue to include such information in future filings that include a discussion of the development agreement.
Form 10-K/A for the Fiscal Year Ended June 30, 2008
General
16.	Comment. In future filings where you are not incorporating by reference Part III information that is included in your proxy statement, please ensure that this information is also fully described in any amendment to your annual report.

Response. The Company will comply with the Staff’s comment in future filings with the Commission that do not incorporate by reference Part III information.
Item 10. Directors, Executive Officers and Key Employees, page 1
17.	Comment. In future filings, please, state the period Donald Bunnell has served as a director.

Response. The Company will comply with the Staff’s comment in future filings with the Commission that include the biography of Donald Bunnell.
Item 13. Certain Relationships and Related Transaction and Director Independence, page 15
18.	Comment. In future filings, please describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Please refer to Item 404(b) of Regulation S-K.

Response. The Company will comply with the Staff’s comment in future filings with the Commission that include disclosure under Item 404(a) of Regulation S-K.
Form 10-K/A for the Fiscal Year Ended June 30, 2008
Definitive Proxy Statement on Schedule 14A filed January 7, 2009
Corporate Governance
19.	Comment. We note your statement that historically you have not had a formal policy concerning stockholder recommendations to the Nominating and Governance Committee (or its predecessors), other than the provisions contained in your bylaws. In future filings, please disclose whether there are any differences in the manner in which the Nominating and Governance Committee evaluates nominees for director based on whether the nominee is recommended by a stockholder. Discuss provisions in your bylaws as applicable. See Item 407(c)(2)(vi) of Regulation S-K.

U.S. Securities & Exchange Commission
March 5, 2009

Response. The Company will comply with the Staff’s comment in future filings with the Commission that require the inclusion of such information.
Compensation Discussion and Analysis
20.	Comment. In future filings, please disclose the companies you use to benchmark your compensation. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response. The Company will comply with the Staff’s comment in future filings with the Commission that require the inclusion of such information.
21.	Comment. In future filings, please disclose where you target each element of compensation against the peer companies and where actual payments fell for each named executive officer within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Response. The Company will comply with the Staff’s comment in future filings with the Commission that require the inclusion of such information.
22.	Comment. In future filings, please disclose the elements of individual performance you consider when deciding to increase or decrease the base salaries of your executive officers pursuant to Item 402(b)(2)(vii) of Regulation S-K.

Response. The Company will comply with the Staff’s comment in future filings with the Commission that require the inclusion of such information.
23.	Comment. In future filings, please provide quantitative disclosure of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation. Please disclose the targets or provide a detailed supplemental analysis supporting your conclusion that disclosure of targets is not required because it would result in competitive harm such that you may exclude it under Instruction 4 to Item 402(b) of Regulation S-K. Please note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.

Response. The Company will comply with the Staff’s comment in future filings with the Commission that require the inclusion of such information.
24.	Comment. In future filings, please disclose the factors used to determine the long-term equity incentive compensation award for each of the named executive officers.

U.S. Securities & Exchange Commission
March 5, 2009

Response. The Company will comply with the Staff’s comment in future filings with the Commission that require the inclusion of such information.
Potential Payments upon Termination or Change of Control
25.	Comment. In future filings, please disclose the extent to which any change of control or termination payments are wholly or partially conditioned on non-compete, non-solicitation and other negative covenants. Refer to Item 402(j)(4) of Regulation S-K.

Response. The Company will comply with the Staff’s comment in future filings with the Commission that require the inclusion of such information.
26.	Comment. In future filings, please consider reformatting the disclosure to provide information about the potential payouts in tabular format that shows the maximum payouts in the applicable circumstances. Columns of the table could be presented for payments owed for employee termination for good reason, employer termination for cause, payments upon termination for change in control, and other events you describe. Such a presentation might make the disclosure concise and more accessible, and would allow you to consolidate and simplify associated text. See Section VI of Release No. 33-8732A, which refers to the use of tabular presentations or bullet lists for complex material, wherever possible.

Response. The Company will comply with the Staff’s comment in future filings with the Commission that require the inclusion of such information.
Summary Compensation Table
27.	Comment. In future filings, please include the “grants of plan based awards” table and the “option exercises and stock vested” table, as applicable, pursuant to Items 402(d) and (g) of Regulation S-K.

Response. The Company notes that the table required by Item 402(d) was not included in the Form 10-K/A for the fiscal year ended June 30, 2008 because there were no grants of awards to the named executive officers during such year. The Company further notes that the table required by Item 402(g) was not included in the Form 10-K/A for the fiscal year ended June 30, 2008 because there were no option exercises by the named executive officers during such year. The Company will comply with the Staff’s comment in future filings with the Commission that require the inclusion of such information.
       In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and

U.S. Securities & Exchange Commission
March 5, 2009

(iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please call the undersigned at (713) 579-0600 with any additional comments or questions you may have.
Very truly yours,
/s/ David Eichinger
David Eichinger
Chief Financial Officer